787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

[•], 2020

BlackRock New York Municipal Bond Trust

BlackRock Multi-State Municipal Series Trust

100 Bellevue Parkway

Wilmington, Delaware 19809

Ladies and Gentlemen:

BlackRock New York Municipal Bond Trust, a Delaware statutory trust (“Target Fund”), BlackRock Multi-State Municipal Series Trust, a Massachusetts business trust (“Trust”), on behalf of its separate series BlackRock New York Municipal Opportunities Fund (“Acquiring Fund”), and New York Muni Opportunities, LLC, a Massachusetts limited liability company and a direct, wholly-owned subsidiary of the Acquiring Fund (“Merger Sub”), have requested our opinion as to certain federal income tax consequences of the merger of the Target Fund with and into the Merger Sub pursuant to an Agreement and Plan of Merger dated [•], 2020 (“Plan”). The Plan contemplates (i) the merger under the applicable state laws of the Target Fund with and into the Merger Sub, with the Merger Sub surviving, pursuant to which shares of beneficial interest of the Target Fund will be converted into newly issued shares of beneficial interest of the Acquiring Fund, and (ii) as soon as practicable following the closing of the merger, the assumption of the Merger Sub’s liabilities and obligations by the Acquiring Fund and distribution of all of the Merger Sub’s assets to the Acquiring Fund in complete liquidation and termination of the Merger Sub. This opinion is being delivered pursuant to Section 8.12 of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund, the Merger Sub, and the Target Fund set forth in the Proxy Statement/Prospectus filed as part of the Trust’s registration statement on Form N-14 (the “Registration

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

BlackRock New York Municipal Bond Trust

BlackRock Multi-State Municipal Series Trust

[•], 2020

Statement”) and representations made in letters from the Trust on behalf of the Acquiring Fund and the Merger Sub, and from the Target Fund addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

1. The merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Acquiring Fund and the Target Fund will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the merger;

2. No gain or loss will be recognized by the Acquiring Fund or the Merger Sub upon the merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws or upon the liquidation of the Merger Sub;

3. No gain or loss will be recognized by the Target Fund upon the merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws;

4. No gain or loss will be recognized by the Target Fund shareholders upon the conversion of all of their Target Fund shares solely into Acquiring Fund shares in the merger of the Target Fund with and into the Merger Sub pursuant to applicable state laws;

5. The aggregate basis of the Acquiring Fund shares received by each Target Fund shareholder pursuant to the merger will be the same as the aggregate basis of the Target Fund shares converted into such Acquiring Fund shares;

6. The holding period of the Acquiring Fund shares to be received by each Target Fund shareholder pursuant to the merger will include the period during which the Target Fund shares that were converted into the Acquiring Fund shares were held by such shareholder, provided such Target Fund shares are held as capital assets at the time of the merger;

7. The basis of the Target Fund’s assets in the hands of the Merger Sub will be the same as the basis of such assets in the hands of the Target Fund immediately before the merger; and

8. The holding period of each of the assets in the hands of the Merger Sub will include the holding period of each such asset when held by the Target Fund.

BlackRock New York Municipal Bond Trust

BlackRock Multi-State Municipal Series Trust

[•], 2020

Notwithstanding the foregoing, this opinion does not address (1) the effect of the merger on the Target Fund, the Acquiring Fund, the Merger Sub or any Target Fund shareholder with respect to any asset (including, without limitation, any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code) as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year (or on the termination thereof) or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code, or (2) any other federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion with the Registration Statement and to the reference to us in the Combined Prospectus/Proxy Statement included as part of the Registration Statement.

Sincerely yours,